Exhibit (a)(1)(M)

[CGI GROUP LETTERHEAD]

PRESS RELEASE	FOR IMMEDIATE RELEASE

CGI extends tender offer for all of the outstanding shares of AMS

Montreal, Quebec — April 16, 2004 — CGI Group Inc. (TSX: GIB.A; NYSE: GIB) (“CGI”), today announced that its wholly-owned subsidiary, CGI Virginia Corporation (“CGI Virginia”), has extended its cash tender offer to purchase all of the outstanding shares of common stock of American Management Systems, Incorporated (Nasdaq: AMSY) (“AMS”) for $ 19.40 per share, net to the seller in cash and without interest. The offer, which previously was scheduled to expire at 12:00 Midnight, Eastern time, on Thursday, April 15, 2004, has been extended until 12:00 Midnight, Eastern time, on Thurdsay, April 29, 2004. The extension of the tender offer also extends the closing of the purchase of AMS’s defense and intelligence business by CACI International Inc. (“CACI”), pursuant to an asset purchase agreement in which CGI, AMS and CACI agreed to simultaneously close CACI’s asset purchase with the tender offer.

CGI has been advised by Computershare Trust Company of New York, the depositary for the tender offer, that as of the close of business on Thursday, April 15, 2004, approximately 36.6 million shares of AMS’s common stock, or approximately 85.7% of all of the outstanding shares of AMS’s common stock had been validly tendered and not withdrawn pursuant to the offer.

Except for this extension, the terms and conditions of the offer remain in effect and unmodified.

CGI Virginia is extending the offer because all of the required authorizations that must be obtained pursuant to the offer (including the authorization from, or the expiration of the period of time for any applicable review process by, the Committee on Foreign Investment in the United States (“CFIUS”) under the Exon-Florio Amendment to Section 720 of the Defense Production Act of 1950 (the “Defense Production Act”)), were not obtained before the expiration of the offer period that was originally scheduled to expire at 12:00 Midnight, Eastern time, on Thursday, April 15, 2004. CGI, AMS and CACI are cooperating with CFIUS during its review of the transaction between the three companies under the Defense Production Act. The parties filed a joint Exon-Florio application with CFIUS on March 25, 2004. CGI believes that the proposed transaction will be found to raise no national security concerns. CGI Virginia expects to extend the offer for additional periods as necessary until all required authorizations that must be obtained pursuant to the offer are obtained.

As a consequence of the extension of the offer period, holders of shares of AMS’s common stock may tender or withdraw their shares until 12:00 Midnight , Eastern time, Thursday, April 29, 2004, unless the offer is further extended. If the offer is further extended, CGI will issue a press release no later than 9:00 a.m., Eastern time, Friday, April 30, 2004. Promptly after the expriation of the offer period, CGI Virginia will accept for payment, and will pay for, all shares validly tendered in the offer and not withdrawn prior to such expiration.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of AMS. AMS stockholders should read the solicitation/recommendation statement on Schedule 14D-9 of AMS and CGI’s Tender Offer statement on Schedule TO, including the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery. Investors and security holders are advised to carefully read these materials, as they contain important information on deciding whether to tender their shares, as well as on the process for tendering shares. Each of these documents contain important information about the tender offer. Investors and security holders can obtain these documents for free from CGI or the U.S. Securities and Exchange Commission’s website at www.sec.gov. These documents also may be obtained free of charge by directing such requests to the information agent, D. F. King & Co., Inc., at (800) 290-6431 (toll free).

About CGI

Founded in 1976, CGI is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 20,000 professionals. CGI provides end- to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, as well as centers of excellence in India and Canada. CGI’s annualized revenue run rate is currently CDN$2.8 billion (US$2.1 billion) and at December 31, 2003, CGI’s order backlog was CDN$12.2 billion (US$9.3 billion). CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute forward-looking statements. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, “guidance”, “run-rate” and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements related to the review by CFIUS of CGI’s Exon-Florio application are forward-looking statements. These statements represent CGI Group Inc.’s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of CGI. Important factors that could cause our actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements include among others: the timing, completion and accounting and tax treatment of the acquisition of AMS, the value of the consideration for the acquisition of AMS, production and development opportunities, the conduct of worldwide operations, our ability to realize the anticipated earnings accretion, cost savings, revenue enhancements, operating efficiencies and other benefits from the acquisition of AMS, foreign exchange rate fluctuations and general economic conditions (such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions). For a more comprehensive review of risk factors, please refer to our MD&A contained in our 2003 Annual Report and our 2004 First Quarter Report, both filed with Securities Regulators in Canada and available at www.sedar.com and with the United States Securities and Exchange Commission and available at www.sec.gov. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

CGI

Investor relations

Julie Creed, vice-president, investor relations

(312) 201-4803

Ronald White, director, investor relations

(514) 841-3230

Media relations
Eileen Murphy, director, media relations
(514) 841-3430